

October 27, 2017

<u>**Via E-Mail**</u>
Elizabeth Noe, Esq.
Paul Hastings LLP
1170 Peachtree Street N.E., Suite 100
Atlanta, GA 30309

> Re: **Versar, Inc.**
> **Amended Schedule 14D-9 filed October 6, 2017**
> **SEC File No. 005-38041**

Dear Ms. Noe:

We have reviewed your filing and have the following comment.

Amended Schedule 14D-9

Background and Reasons for the Company Board's Recommendation, page 14

1. We reissue prior comment 1. Please revise your disclosure to describe any discussions with the bidders and/or Mr. Otten regarding his employment status following the transaction, leading up to the execution of the memorandum of understanding on September 22, 2017.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions